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                                                                       Exhibit 2

                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT

         THIS AMENDMENT (this "Amendment") effective as of the 1st day of July, 1999, amends and modifies a certain Rights Agreement dated as of December 31, 1996, (the "Rights Agreement") between Quest Diagnostics Incorporated (the "Company") and Harris Trust and Savings Bank (the "Rights Agent"). All terms defined in the Rights Agreement shall have the same meanings in this Amendment unless otherwise defined.

         WHEREAS, pursuant to a Stock and Asset Purchase Agreement dated as of February 9, 1999, as amended (the "Purchase Agreement") among SmithKline Beecham plc ("SB"), SmithKline Beecham Corporation ("SBC") and the Company, the Company will acquire the clinical laboratory business of SmithKline Beecham plc, including all of the issued and outstanding capital stock of SBCL, Inc. ("SBCL"), for approximately $1.025 billion in cash and 12,564,336 shares of common stock, par value $.01 per share ("Common Shares"), of the Company.

         WHEREAS, as a result of the issuance of 12,564,336 Common Shares to SB or SBC pursuant to the Purchase Agreement, SB will be the Beneficial Owner of approximately 29.5% of the outstanding Common Shares.

         WHEREAS, under the terms of the Rights Agreement, SB would be deemed an "Acquiring Person," which is defined therein as "any Person...who or which, together with all Affiliates and Associates...shall be the Beneficial Owner...of 20% or more of the Common Shares of the Company then outstanding."

         WHEREAS, the Rights Agreement provides that, subject to certain conditions, if any person or group becomes an Acquiring Person, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) would become exercisable and could, among other things, entitle the holder to purchase Common Shares for a purchase price equal to approximately half of the current market price.

         WHEREAS, it is not the intent of the Company that solely by reason of the transactions contemplated by the Purchase Agreement, SmithKline Beecham and its affilliates be deemed an Acquiring Person which could result in the Rights becoming exercisable.

         WHEREAS, on February 8, 1999, the Board of Directors of the Company adopted a resolution approving the execution of this Amendment to the Rights Agreement and directs the Rights Agent to enter into this Amendment.

         NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

         1. All terms not defined herein have the meaning set forth in the Rights Agreement.
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         2. The definition of "Acquiring Person" in Section 1(a) of the Rights
Agreement is hereby amended by the addition of the following sentence at the end of such Section:

                  "Notwithstanding the foregoing, SmithKline Beecham plc ("SB"), with its Affiliates, Associates and Persons of which they are Associates, shall not be considered an "Acquiring Person" by reason of the issuance to SB or its Affiliates of 12,564,336 Common Shares pursuant to the Stock and Asset Purchase Agreement dated as of February 9, 1999, as amended (the "PURCHASE AGREEMENT") among SB, SmithKline Beecham Corporation and the Company; and (1) SB, together with its Affiliates, shall not be considered an "Acquiring Person" unless and until such time as SB or any of its Affiliates acquire Beneficial Ownership of additional Common Shares (other than the 12,564,336 Common Shares to be issued pursuant to the Purchase Agreement) if the effect of such acquisition would be to cause SB, together with its Affiliates, to be the Beneficial Owner at the time of such acquisition of more than 29.5% of the outstanding Common Shares; and (2) Persons of which SmithKline Beecham and its Affiliates are Associates (other than SmithKline Beecham and its Affiliates) will not be considered to be the Beneficial Owner of the Common Shares acquired by SmithKline Beecham and its Affiliates pursuant to the Purchase Agreement."

         3. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

         4. Except as expressly amended hereby, all the terms and conditions of the Rights Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date set forth above.

QUEST DIAGNOSTICS INCORPORATED               HARRIS TRUST AND SAVINGS BANK,
                                             Rights Agent

By: /s/ Leo C. Farrenkopf, Jr.               By: /s/ Simone Harris
Title: Vice President & Secretary            Title:  Trust Officer